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FEB 2 8 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39104

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___

　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Directed Services LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1475 Dunwoody Drive

(No. and Street)

West Chester	PA	19380
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Gelfand　　　　　　　　　　　　　　　　　　　(610) 425-4281

　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard Gelfand _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Directed Services LLC _____ , as of December 31 _____, 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Richard Gelfand
Signature

Financial Operations Principal
Title

Tabitha C. Muniz
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



STATEMENT OF FINANCIAL CONDITION

Directed Services LLC
December 31, 2011
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP



ERNST & YOUNG

Directed Services LLC
Statement of Financial Condition
December 31, 2011

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Directed Services LLC

We have audited the accompanying statement of financial condition of Directed Services LLC (the Company, a wholly-owned subsidiary of ING Life Insurance and Annuity Company, which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Directed Services LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Atlanta, Georgia
February 24, 2012

Ernst & Young LLP

Directed Services LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	48,416,580
Distribution fee receivable		22,858,488
Commissions and concessions receivable		174,638
Due from affiliates		1,500
Other assets		144,803
Total assets		71,596,009

Liabilities and member's equity

Liabilities:

Investment advisory fees payable	12,147,194
Commissions and concessions payable	2,841,300
Accounts payable and other accrued liabilities	10,966,487
Due to affiliates	1,032,448
Total liabilities	26,987,429
Member's equity	44,608,580
Total liabilities and member's equity	$ 71,596,009

The accompanying notes are an integral part of this financial statement.

Directed Services LLC
Notes to Statement of Financial Condition

1. Nature of Business and Ownership

Directed Services LLC (the Company or Member) operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company's operations involve primarily administration of variable insurance products. The Company is a wholly-owned subsidiary of ING Life Insurance and Annuity Company (ILIAC or Parent) and ultimately of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company's securities transactions relate primarily to variable annuities issued by affiliated companies. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2011, the Company had no liabilities subordinated to the claims of general creditors.

Fair Value

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures* (Accounting Standards Codification (ASC) Topic 820): *Improving Disclosures about Fair Value Measurements"* (ASU 2010-06), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;

- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;

- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and

- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, and are included in the Fair Value of Financial Instruments note to these Financial Statements, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011 fiscal year. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (IFRSs)

In May 2011, the FASB issued ASU 2011-04, *"Fair Value Measurements and Disclosures* (ASC Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs"* (ASU 2011-04), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;

- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;

- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3.   **Income Taxes**

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are includable in the federal income tax return of the Parent, whether or not an actual cash distribution is made to the Parent during its taxable year. As such no federal income taxes are reflected for the year ended December 31, 2011. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service (IRS) is currently examining ING AIH's tax returns for the years 2010 through 2012 as a part of the IRS Compliance Assurance Process (CAP) program. Tax year 2009 was settled with the IRS in the first quarter of 2011. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

4. **Related Party Transactions**

The Company is the investment advisor, transfer agent, and administrator of ING Investors Trust (Trust), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary for the ordinary operations of certain funds of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. At December 31, 2011, total net fee receivables of $22,858,488 are reported in distribution fee receivable on the statement of financial condition.

In addition to being the investment advisor of the Trust, the Company is the investment advisor of ING Partners, Inc. (the Fund), an affiliate of the Company. The Company and the Fund have an investment advisory agreement, whereby the Company has overall responsibility to provide portfolio management services for the Fund. The Fund pays the Company a monthly fee, net of sub advisory fees, which are based on a percentage of average daily net assets.

The Company is party to an intercompany agreement whereby the Company distributes a monthly fee to its insurance company affiliates based on arms-length pricing. This fee is calculated by applying the annual rates against the average net assets invested in the funds of the separate accounts.

ING Investment LLC and ING Investment Management LLC, also affiliates of the Company, provide certain administrative and advisory services to the Company. The fee for these services is also calculated as a percentage of average assets.

ING AIH allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products issued by certain affiliates of the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. **Employee Benefit Plans**

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee

benefit plans in 2011 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the

asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2011. The securities owned of $47,500,000, included in cash and cash equivalents, represent money market funds in cash equivalents and short-term investments and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820.

There have been no transfers between levels for the year ended December 31, 2011.

8.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2011, the Company had net capital of $35,646,378 which was $33,847,215 in excess of its required net capital of $1,799,163. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.76 to 1.

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